SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

VORNADO REALTY TRUST
VORNADO REALTY L.P.
(Name of Subject Company (Issuer))

VORNADO REALTY TRUST
(Name of Filing Person (Offeror))

3.625% Convertible Senior Debentures due 2026
2.85% Convertible Senior Debentures due 2027
(Title of Class of Securities)

929043AE7 (3.625% Convertible Senior Debentures due 2026)
929042AC3 (2.85% Convertible Senior Debentures due 2027)
(CUSIP Number of Class of Securities)

Joseph Macnow
888 Seventh Avenue
New York, NY 10019
(212) 894-7000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
With copies to:
William G. Farrar, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000
Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)
$2,012,907,000	$112,320.21

(1)	Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was calculated based on the purchase of (i) $886,969,000 aggregate principal amount of the Vornado Realty Trust’s 3.625% Convertible Senior Debentures due 2026, which are fully and unconditionally guaranteed by Vornado Realty L.P., at the tender offer price of $1,000 per $1,000 principal amount of such debentures and (ii) $1,125,938,000 aggregate principal amount of Vornado Realty Trust’s 2.85% Convertible Senior Debentures due 2027, which are fully and unconditionally guaranteed by Vornado Realty L.P., at the tender offer price of $1,000 per $1,000 principal amount of such debentures. No separate consideration is being offered or paid in respect of the guarantees.

(2)	The amount of the filing fee was calculated at a rate of $55.80 per $1,000,000 of transaction value.
☑    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $112,320.21	Filing Party: Vornado Realty Trust
Form or Registration No.: SC TO-I	Date Filed: November 2, 2009
☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third-party tender offer subject to Rule 14d-1.
☑    issuer tender offer subject to Rule 13e-4.
☐    going private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTION
     This Amendment No. 2 (the “Final Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 2, 2009, as amended on November 12, 2009 (the “Schedule TO”), which related to separate offers (each an “Offer” and collectively, the “Offers”) by Vornado Realty Trust (the “Company”), a fully integrated real estate investment trust organized under the laws of the State of Maryland, to purchase any and all of the Company’s issued and outstanding (i) 3.625% Convertible Senior Debentures due 2026, which are fully and unconditionally guaranteed by Vornado Realty L.P. (the “Partnership”), a limited partnership organized under the laws of the State of Delaware (the “2026 Debentures”), for cash, at the consideration equal to $1,000 per $1,000 principal amount of the 2026 Debentures purchased and (ii) 2.85% Convertible Senior Debentures due 2027, which are fully and unconditionally guaranteed by the Partnership (the “2027 Debentures” and together with the 2026 Debentures, the “Debentures”), for cash, at the consideration equal to $1,000 per $1,000 principal amount of the 2027 Debentures purchased, in each case upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 2, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal. These Offers consisted of two separate offers, one for each series of Debentures. The Company’s obligation to accept for payment, and to pay for, any Debentures validly tendered pursuant to an Offer was subject to satisfaction of the applicable conditions described in the Offer to Purchase. This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) and Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.
     The information in the Offer to Purchase and the Letter of Transmittal, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.
Item 7. Source and Amount of Funds or Other Consideration.
     Item 7 of the Schedule TO is hereby amended and supplemented as follows:
     "The Company funded its purchases of the Debentures in the Offers with available cash paid to the Company by the Partnership in satisfaction of the Partnership’s obligations to the Company, and the Partnership satisfied its obligations to the Company with its own cash on hand.”
Item 11. Additional Information.
     Item 11 of the Schedule TO is hereby amended and supplemented as follows:
     “The Offers for the Debentures each expired at 12:00 midnight, New York City time, on December 1, 2009. The Depositary has advised the Company that an aggregate of $449,672,000 principal amount of its 2026 Debentures and $1,103,459,000 principal amount of its 2027 Debentures were validly tendered (and not validly withdrawn) in the applicable Offer for such Debentures prior to the applicable Expiration Time of each such Offer. In accordance with the terms of each such Offer, the Company accepted for payment $449,672,000 principal amount of its 2026 Debentures (representing approximately 51% of the 2026 Debentures outstanding prior to the Offer) at a purchase price of $1,000 per $1,000 principal amount of such 2026 Debentures, and $1,103,459,000 principal amount of its 2027 Debentures (representing approximately 98% of the 2027 Debentures outstanding prior to the Offer) at a purchase price of $1,000 per $1,000 principal amount of such 2027 Debentures, plus, with respect to each such series of Debentures, accrued and unpaid interest up to, but not including, the Payment Date, which is December 2, 2009.”
     On December 2, 2009, the Company issued a press release announcing the final results of the Offers. A copy of the press release is filed as Exhibit (a)(5)(ii) to this Final Amendment.
Item 12. Exhibits
     Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:

     (a)(5)(ii) Press Release dated December 2, 2009.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2009	Vn VORNADO REALTY TRUST
	By:	/s/ Joseph Macnow
		Name:	Joseph Macnow
		Title:	Executive Vice President - Finance and Administration and Chief Financial Officer

EXHIBIT INDEX
     Exhibits filed as a part of this Amendment No. 1 are listed below. Exhibits incorporated by reference are indicated in parentheses.

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase dated November 2, 2009.*

(a)(1)(iv)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(5)(i)	Press Release dated November 2, 2009.*

(a)(5)(ii)	Press Release dated December 2, 2009.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Indenture, dated as of November 20, 2006 among Vornado Realty Trust, as Issuer, Vornado Realty L.P., as Guarantor and The Bank of New York, as Trustee (the “2006 Indenture”) — Incorporated by reference to Exhibit 4.1 to Vornado Realty Trust’s Current Report on Form 8-K (File No. 1-11954), filed on November 27, 2006.

(d)(2)	Form of 3.625% Convertible Senior Debentures due 2026 of Vornado Realty Trust — Incorporated by reference to Exhibit 4.2 to Vornado Realty Trust’s Current Report on Form 8-K (File No. 1-11954), filed on November 27, 2006.

(d)(3)	Form of Guarantee of Vornado Realty L.P. relating to the 3.625% Senior Debentures due 2026 of Vornado Realty Trust — Incorporated by reference to Exhibit 4.3 to Vornado Realty Trust’s Current Report on Form 8-K (File No. 1-11954), filed on November 27, 2006.

(d)(4)	Company’s officers’ certificate forming a part of the 2006 Indenture and setting forth additional terms of the 3.625% Senior Debentures due 2026 of Vornado Realty Trust — Incorporated by reference to Exhibit 4.4 to Vornado Realty Trust’s Current Report on Form 8-K (File No. 1-11954), filed on November 27, 2006.

(d)(5)	Form of 2.85% Convertible Senior Debentures due 2027 of Vornado Realty Trust — Incorporated by reference to Exhibit 4.2 to Vornado Realty Trust’s Current Report on Form 8-K (File No. 1-11954), filed on April 2, 2007.

(d)(6)	Form of Guarantee of Vornado Realty L.P. relating to the 2.85% Senior Debentures due 2027 of Vornado Realty Trust — Incorporated by reference to Exhibit 4.3 to Vornado Realty Trust’s Current Report on Form 8-K (File No. 1-11954), filed on April 2, 2007.

(d)(7)	Company’s officers’ certificate forming a part of the 2006 Indenture and setting forth additional terms of the 2.85% Senior Debentures due 2027 of Vornado Realty Trust — Incorporated by reference to Exhibit 4.4 to Vornado Realty Trust’s Current Report on Form 8-K (File No. 1-11954), filed on April 2, 2007.

(e)	Not applicable.

(f)	Not applicable.

Exhibit Number	Description
(g)	Not applicable.

(h)	Not applicable.

*	Previously Filed